ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 24, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 24, 2004 – 2003 U.S. Tax Information

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 3/3

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 24, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 24, 2004 – 2003 U.S. Tax Information

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

2003 U.S. Tax Information

February 24, 2004

(TSE: AVN.UN)

Summary of U.S. Tax Information

The information that follows is being provided to assist U.S. individual Unitholders of Advantage Energy Income Fund ("Advantage") in reporting dividends received from Advantage on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for the calendar year 2003.

Advantage Units held outside of a Qualified Retirement Plan

In general, Advantage dividends are "Qualified Dividends" and therefore the taxable portion of dividends should be reported on Line 9(b) of the IRS Form 1040 unless the fact situation of the U.S. individual Unitholder determines otherwise. However, page 23 of the IRS 2003 Form 1040 instruction booklet provides examples of individual situations where the dividends would not be "Qualified Dividends". Where the dividends are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B Part II – Ordinary Dividends and Line 9(a) of your IRS Form 1040.

For 2003, dividends received by U.S. individual Unitholders are 56% non-taxable with the remaining 44% being taxable. For the non-taxable portion of dividends you must reduce your cost (or other basis) by this amount for calculating your gain or loss on sale of your Advantage units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Foreign taxes which have been withheld from your distributions (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2003 should be available through your broker of other intermediary and is not provided by Advantage Energy Income Fund.

Advantage Units held within a Qualified Retirement Plan

There should be no amount that is required to be reported on an IRS Form 1040 where the Advantage Trust units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible U.S. income tax considerations, but a general guideline and is not intended to be legal or tax advise to any particular holder or potential holder of Advantage Energy Income Fund Trust units. Holders or potential holders of Advantage Energy Income Fund Trust units should consult their own tax advisors as to their particular tax consequences of holding Advantage Trust units.

For further information contact:

Mr. Peter A. Hanrahan, CFO & Controller
Ph: (403) 261-8810

ADVANTAGE ENERGY INCOME FUND
700, 400 – 5th Avenue SW
Calgary, Alberta
T2P 0L6
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com